UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

New York & Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649295102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) IPC/NYCG LLC (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 31,618,972 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 31,618,972 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,618,972 (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 49.0% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time (the “Stockholders Agreement”), pursuant to which the Reporting Person has agreed to vote shares of New York & Company, Inc. (the “Issuer”) to cause the authorized number of directors on the board of directors of the Issuer (the “Board”) to be fixed from time to time so that the individuals designated by the IPC Majority Holders, as defined in the Stockholders Agreement, shall be elected to the Board and caused to remain in office. On November 1, 2008, the Reporting Person effected its name change from BSMB/NYCG LLC to IPC/NYCG LLC.

(2)   IPCM GP, LLC is the Managing Member of IPC Manager II, LLC, which in turn is the manager of IPC/NYCG LLC. IPC/NYCG LLC is an affiliate of, and is controlled by Irving Place Capital Partners II, L.P. (“IPC Partners”), together with other affiliated entities. IPC Partners is filing this Schedule 13G/A on behalf of the Reporting Person.

(3)   Based on 64,528,358 shares of common stock outstanding as of November 27, 2015, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2015.

CUSIP No. 649295102

This statement on Schedule 13G/A amends the joint Schedule 13G originally filed on February 11, 2005, as amended on February 13, 2006, February 13, 2007, February 14, 2008, February 13, 2009, February 12, 2010, February 2, 2011, February 13, 2012, February 13, 2013, February 12, 2014 and February 12, 2015.  Richard P. Crystal, Ronald W. Ristau, Robert J. Luzzi, Charlotte L. Neuville, Steven M. Newman, Lara Crystal 2004 Trust, Jessica Crystal 2004 Trust, Ian Crystal 2004 Trust, Meredith Cohen 2008 Trust, RWR 2004 Grantor Retained Annuity Trust, Ristau 2004 Family Trust, National Philanthropic Trust and the Heady Creek Trust (collectively, the “Other Stockholders Agreement Parties”) continue to be parties to the Stockholders Agreement, pursuant to which they have agreed to vote shares of the Issuer to cause the authorized number of directors on the Board to be fixed from time to time so that the individuals designated by the IPC Majority Holders shall be elected to the Board and caused to remain in office.  The Other Stockholders Agreement Parties are not amending the information relating to their holdings on this Schedule 13G/A because they have not changed their holdings since they were last reported on Amendment No. 1 for National Philanthropic Trust, Amendment No. 2 for Robert J. Luzzi and RWR 2004 Grantor Retained Annuity Trust, Amendment No. 4 for Ristau 2004 Family Trust, Amendment No. 5 for Ronald W. Ristau and the Heady Creek Trust, Amendment No. 9 for Ian Crystal 2004 Trust, Jessica Crystal 2004 Trust, Lara Crystal 2004 Trust, Meredith Cohen 2008 Trust, Charlotte L. Neuville and Steven M. Newman and Amendment No. 10 for Richard Crystal to the Schedule 13G filed on February 11, 2005.

Item 1(a).	Name of Issuer: New York & Company, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 330 West 34th Street, 9th Floor New York, New York 10001

Item 2(a).	Name of Person Filing: This statement on Schedule 13G/A is being filed by Irving Place Capital Partners II, L.P., on behalf of IPC/NYCG LLC, formerly known as BSMB/NYCG LLC (the “Reporting Person”).
Item 2(b).	Address of Principal Business Office or, if none, Residence: IPC/NYCG LLC and John D. Howard have their principal business office at: 745 Fifth Avenue, 7th Floor New York, New York 10151.
Item 2(c).	Citizenship: IPC/NYCG LLC is a limited liability company organized in the state of Delaware.
Item 2(d).	Title of Class of Securities: This Statement relates to shares of the common stock of the Issuer, par value $0.001 per share (the “Stock”).
Item 2(e).	CUSIP Number: 649295102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 649295102

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: The Reporting Person beneficially owns 31,618,972 shares of Stock of the Issuer.
(b)

Percent of class:

The Reporting Person beneficially owns approximately 49.0% of the outstanding shares of Stock of the Issuer, based upon 64,528,358 shares of Stock outstanding as of November 27, 2015, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2015.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Bear Stearns Merchant Banking, commonly known as “BSMB,” which was affiliated with Bear Stearns & Co., Inc., spun out into an independent firm and changed its name to Irving Place Capital Management, LP. As a result, BSMB/NYCG LLC underwent a name change to IPC/NYCG LLC. This Amendment No. 11 to Schedule 13G is being filed to reflect this name change and to update the percentages of ownership due to a change in the number of shares outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 649295102

Item 10.	Certification.
Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

IPC/NYCG LLC

By:	IPC Manager II, LLC
Its:	Manager

By:	IPCM GP, LLC
Its:	Managing Member

By:	/s/ John D. Howard
Name:	John D. Howard
Title:	Authorized Signatory